Mail Stop 4561

February 4, 2010

Donovan Jones
President, Chief Executive Officer and Director
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia, Canada V7X1M3

  Re: Counterpath Corporation
    Form 10-K for the Fiscal Year Ended April 30, 2009
    Filed July 27, 2009
    File No. 000-50346

Dear Mr. Jones:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief